1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 11, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
SHARE REFORM PLAN FOR SHANDONG ALUMINIUM

The Company has proposed its Share Reform Plan to Shandong Aluminium. This announcement is made pursuant to Rule 13.09(1) of the Listing Rules of the Stock Exchange of Hong Kong Limited.

Pursuant to the rules and regulations issued by the relevant authorities of the PRC, Aluminum Corporation of China Limited (the "Company") proposed its share reform resolution to Shandong Aluminium Industry Co., Ltd. ("Shandong Aluminium") on 4 September 2006, and trading of the A Shares of Shandong Aluminium on the Shanghai Stock Exchange has been suspended from 4 September 2006 pending the release of the announcement relating to the Company's proposed share reform plan (the "Share Reform Plan").

The Share Reform Plan for Shandong Aluminium has been published on the website of the Shanghai Stock Exchange, China Securities Journal, and Shanghai Securities Journal on 8 September 2006. The major terms of the Share Reform Plan are as follows:

The Company, as the only holder of non-tradable shares of Shandong Aluminium, is holding 480,000,000 non-tradable shares, representing approximately 71.43% of total issued shares of Shandong Aluminium. The Company as the only holder of non-tradable shares proposes to transfer shares to the holders of tradable shares as consideration for their consent for the conversion of the non-tradable shares held the Company in Shandong Aluminium to tradable shares. The holders of tradable shares will be offered 2 shares of Shandong Aluminium for every 10 tradable shares and the total number of consideration shares involved will be 38,400,000 shares. On the first trading day following the implementation of Share Reform, all the non-tradable shares held by the Company in Shandong Aluminium shall be entitled to be traded and listed on the Shanghai Stock Exchange. In addition, the Company proposes to undertake to the holders of tradable shares of Shandong Aluminium: (1) not to trade or transfer any of the shares of Shandong Aluminium held by it within 12 months from the date of the completion of the Share Reform; (2) within 12 to 24 months of the implementation of the Share Reform, any disposal by way of sale through the stock exchange will not exceed 5% of the total share capital of Shandong Aluminium after the Share Reform; (3) within 12 to 36 months of the implementation of the Share Reform, any disposal by way of sale through the stock exchange will not exceed 10% of the total share capital of Shandong Aluminium after the Share Reform. Upon completion of the Share Reform, the Company will hold 441,600,000 shares of Shandong Aluminium subject to the above trading moratorium.

Before implementation of	After implementation of
the Share Reform	the Share Reform
	Total		Number of	Total
	non-tradable	Ratio to the	consideration	tradable	Ratio in the
Shareholder	shares held	total equity	shares	shares held	total equity
		(%)			(%)

Aluminum Corporation of China Limited	480,000,000	71.43	38,400,000	441,600,000	65.71
Total	480,000,000	71.43	38,400,000	441,600,000	65.71

The Share Reform Plan is subject to the approval by the shareholders at the shareholders' meeting of Shandong Aluminium.

As at the date of this announcement, the directors of the Company are Mr. Xiao Yaqing, Mr. Luo Jianchuan and Mr. Chen Jihua (executive Directors); Mr. Shi Guichun and Mr. Joseph C. Muscari (non-executive Directors), and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi.

By the order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Beijing, PRC, 8 September 2006 * For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary